FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s organizes international symposium on drug discovery to commemorate ten years of Dr. Reddy’s drug discovery research,” January 14, 2004.

(2)	Press Release, “Dr. Reddy’s Q3 FY04 revenue at Rs.5138 million; Net income at Rs.592 million,” January 30, 2004.

(3)	Press Release, “Dr. Reddy’s appoints Dr. Dennis Langer President, North America,” January 30, 2004.

(4)	Notice to Stock Exchange, dated January 13, 2004, of Meeting of Board of Directors on January 30, 2004.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s Q3 FY04 revenue at Rs.5138 million; Net income at Rs.592 million

Hyderabad, India, January 30 2004: Dr. Reddy’s Laboratories Ltd. today announced its unaudited financial results for the quarter ended December 31, 2003.

Notes

1. In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2. Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3. Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Key Highlights

•	Revenues at Rs 5.1 billion as against Rs 4.3 billion in Q3 FY03; YoY growth of 18%

•	Revenues outside India at Rs 3.5 billion as against Rs 2.8 billion in Q3 FY03; YoY growth of 25%; Contributes 68% to total revenues as against 64% in Q3 FY03.

•	In the Branded Formulations segment, revenues outside India increase by 34% to Rs 912 million as against Rs 679 million in Q3 FY03; contribute a record 47% to the segment revenues driven primarily by the growth in Russia by 39% to Rs 615 million.

•	Revenues in Europe at Rs 779 million as against Rs 323 million in Q3 FY03; YoY growth of 142%. The growth has been driven primarily by the sales of Ramipril in Europe API segment, which recorded sales of Rs 465 million.

•	R&D investments increase by 59% to Rs 516 million as against Rs 325 million in Q3 FY03. As a % of revenues, R&D expenditure is at 10% as against 7.5% in Q3 FY03.

•	Company filed 6 Drug Master Files (DMFs) during the quarter, the highest from India. This takes the cumulative DMF filings to 50.

•	Company submitted 4 ANDAs with Para IV certifications, taking the total ANDAs pending at the USFDA to 31. Of these, 23 include patent challenges.

•	Selling, General & Administration (SG&A) expenses at Rs 1.5 billion as against Rs 1.3 billion in Q3 FY03. As a %, SG&A expenses remain unchanged at 30% of total revenues. As in the earlier quarters, the Company’s investments in patent challenge projects and human resources remain a significant factor for the increase in SG&A.

•	As a result of the above, net income is at Rs 592 million (12% of total revenues) as against Rs 661 million (15% of total revenues) in Q3 FY03. This translates to a diluted EPS of Rs 7.72 as against Rs 8.63 in Q3 FY03.

Unaudited US GAAP Financials for the quarter ended December 31, 2003
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 45.55
UNAUDITED INCOME STATEMENT

	Q3 FY04			Q3 FY03

Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %

Total Revenues	113	5,138	100	95	4,348	100	18
Cost of revenues	54	2,464	48	43	1,981	46	24
Gross profit	59	2,674	52	52	2,367	54	13
Selling, General & Administrative Expenses	34	1,548	30	29	1,309	30	18
R&D Expenses	11	516	10	7	325	7	59
Amortization Expenses	2	97	2	2	101	2	(4)
Forex loss/ (gains)	(1)	(62)	(1)	1	36	1	NC
Total operating expenses	46	2,099	41	39	1,771	41	19
Operating income	13	575	11	13	596	14	(4)
Equity in loss of affiliates	0	13	0	0	20	0	(32)
Other expenses/(income) net	(4)	(162)	(3)	(4)	(167)	(4)	(3)
Income before income taxes	16	724	14	16	743	17	(3)
Income tax (benefit)/expense	3	132	3	2	82	2	61
Minority interest	0	0	—	0	0	—	—
Net income	13.0	592	12	14.5	661	15	(11)
DEPS	0.17	7.72		0.19	8.63

Key Revenue Highlights

Active Pharmaceutical Ingredients (APIs)

•	Revenues at Rs 1.9 billion as against Rs 1.5 billion in Q3 FY03, a YoY increase of 32%; Growth driven by Europe and India.

•	Revenues outside India at Rs 1.4 billion as against Rs 1 billion in Q3 FY03, a YoY increase of 31%.

•	North America and Europe together contribute a record 53% to the total revenues of the APIs segment.

•	Revenues from Europe increased to Rs 534 million as against Rs 59 million in Q3 FY03. This increase was driven by the sales of Ramipril, which contributed Rs 465 million in revenues.

•	Revenues in India increased by 34% to Rs 538 million driven by volume growth in our key products.

•	Revenues from North America declined to Rs 491 million as against Rs 589 million in Q3 FY03. This decline was primarily on account of decline in revenues from Nizatidine.

•	The Company filed 6 US DMF during the quarter, taking the total filings to 50.

Generics

•	Revenues in this segment at Rs 1 billion as against Rs 998 million in Q3 FY03; YoY growth of 6%, driven primarily by the growth in North America.

•	Revenues from North America recorded a growth of 16% to Rs 856 million; Contributed 81% to the segment revenues.

•	Revenues from fluoxetine capsules 40mg in North America increased by Rs 63 million to Rs 420 million as against Rs 357 million in Q3 FY03.

•	Revenues from tizanidine tablets 2 & 4 mg in North America declined by Rs 89 million to Rs 134 million as against Rs 223 million in Q3 FY03. Tizanidine was launched in Q3 FY03.

•	New products launched in North America in the last 12 months including Ibuprofen and Nefazodone contributed Rs 102 million to the segment revenues.

•	Revenues from Europe declined to Rs 198 million from Rs 247 million in Q3 FY03. The decrease was largely on account of the decline in revenues from Omeprazole due to increased competition. Omeprazole was launched in UK in Q3 FY03.

•	During the quarter, the Company submitted 4 ANDAs with Para IV certifications, taking the total ANDAs pending at the USFDA to 31.

Branded Formulations — International

•	Revenues increased by 34% to Rs 912 million over Q3 FY03; Growth driven primarily by Russia; International revenues contribute a record 47% to Branded Formulations segment

•	Revenues from Russia increased by 40% to Rs 615 million as against Rs 438 million in Q3 FY03.

Branded Formulations — India

•	Revenues remain flat at about Rs 1 billion compared to Q3 FY03.

•	Growth in key brands of Omez, Stamlo Beta and Gaity was offset by the decline in revenues from other key brands such as Ciprolet. In addition, year on year growth comparisons are also impacted due to the product rationalization program carried out earlier this fiscal.

Other Businesses

•	Revenues from the oncology & biotechnology segment increased to Rs 150 million from Rs 126 million in Q3 FY03. This increase was driven primarily by the sales in Brazil, which contributed Rs 60 million in revenues. This was however, offset by the discontinuance of trading operations in diagnostics business effective April 1, 2003, which contributed Rs 34 million in revenues in Q3 FY03.

•	Revenues from the Custom Chemical Services segment remain unchanged at Rs 9 million.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Unaudited financial results for the quarter ended December 31, 2003 as required under Clause 41 of the listing agreement.

     About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media:

R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s appoints Dr. Dennis Langer President, North America

Hyderabad, India, January 20, 2004: Dr. Reddy’s Laboratories (NYSE: RDY) today announced that Dr. Dennis Langer has joined the Company as President, North America. Dr. Langer will be responsible for the management of the Company’s North American operations and will be based at the Company’s offices in New Jersey.

Commenting on today’s announcement, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “I am excited about the appointment of Dennis as the President of our North American operations. He brings to the organization a unique combination of experience in areas of innovation R&D, commercial operations and strategy & business development, which will further enhance our ability to consolidate on our success in the US and transition into a specialty based pharmaceutical Company.”

Cameron Reid, who currently heads the Company’s North American operations has expressed his desire to pursue personal goals and accordingly will step down from his current position on the completion of his contract on March 31, 2004. Over the last decade, Cameron has played a significant role in building the Company’s US businesses and shaping the Company’s regulated market strategy.

Commenting on Cameron’s desire to step down, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “I have worked closely with Cameron for thirteen years and I admire his outstanding entrepreneurship. On behalf of the Company, I would like to personally thank Cameron for his significant contribution to Dr. Reddy’s success and wish him well for the future.”

Dr. Langer joins Dr. Reddy’s from GlaxoSmithkline, where he held various management positions since 1994. Most recently, he served as Senior Vice President, Project and Portfolio Management, Research and Development. In this position, he was responsible for Worldwide Project and Portfolio Management activities for all Research and Development assets, for all therapeutic areas. In addition, he was also leading the Alliance and Joint Venture Management function. Prior to that, Dr. Langer held a variety of management positions involving increasingly responsibility in the areas of global product development strategy, healthcare services and business strategy with GlaxoSmithkline. He has also served as the CEO of Neose Pharmaceuticals and held various positions at GD Searle, Abbott and Eli Lilly. Dr. Langer was also Chief Resident in psychiatry at Yale University School of Medicine and held clinical fellowships in psychiatry at Harvard Medical School and George Washington University School of Medicine.

A native of New York, Dr. Langer has a J.D. (cum laude) from Harvard Law School, an M.D. from Georgetown University School of Medicine, and a B.A. in Biology from Columbia University. He has to his credit several publications in peer reviewed medical journals. He currently serves on the board of Biotechnology Industry Organization, Transkaryotic Therapies, Inc, Alliance for Aging Research and Boards of Visitors at Columbia University and Georgetown University School of Medicine. Dr. Langer is a Clinical Professor, Department of Psychiatry, Georgetown University School of Medicine, Washington, DC.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media:

R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s organizes international symposium on drug discovery to commemorate ten years of Dr. Reddy’s drug discovery research

Hyderabad, India, January 16, 2004: Dr. R. A. Mashelkar, Director General, CSIR and Secretary, Department of Scientific and Industrial Research, Government of India, today inaugurated Pharmacophore 2004, an International Symposium on the theme “Innovating Drugs: Emerging Perspectives,” which is being held at Hyderabad, on January 16th and 17th, 2004.

“Pharmacophore 2004” is being organized by Dr. Reddy’s Research Foundation (DRF) and sponsored by Dr. Reddy’s Laboratories. Over two hundred eminent scientists from across the scientific community of India are attending this symposium to share ideas of mutual interest and to inspire young scientists and others in the Indian pharmaceutical industry to take to pharmaceutical drug discovery and research.

“Pharmacophore 2004” is the first ever-international symposium organized on this scale by the pharmaceutical industry in India. The symposium focuses on drug discovery research and covers a wide spectrum of topics in drug discovery and development and brings together distinguished thought leaders and eminent researchers from across the globe, both from the academia and industry, to share their experiences and views on drug discovery.

Dr. R. A Mashelkar delivered the inaugural address and Dr Bruce Carter, President and CEO, Zymogenetics, Inc., inaugurated the sessions on poster presentations. Eighty-two technical posters were presented at the symposium, which were researched by scientists of Dr. Reddy’s.

Leading scientists from across the globe will speak at the symposium. Keynote speakers are: Dr. Victor Hartmann, Head of Global Business Development, Novartis Pharma, Switzerland, Dr. Charles L Bisgaier, Vice-President, Pharmacology, Esperion Therapeutics, Inc, USA, and Prof. K C Nicolaou, Chairman, Department of Chemistry, Aline W. and L.S. Skaggs Professor of Chemical Biology and Darlene Shiley Chair in

Chemistry, The Scripps Research Institute, La Jolla, CA and Professor of Chemistry, University of California, San Diego, CA, USA.

Plenary lectures by Prof. Ian Fleming, FRS, Department of Chemistry, University of Cambridge, UK, Prof. Goverdhan Mehta, Professor of Chemistry and Director, Indian Institute of Science, Banglaore, India, Prof. Janardan K Reddy, Magerstadt Professor and Chairman, Department of Pathology, Northwestern University Medical School, Chicago, USA, Prof. Ira J Goldberg, Professor of Medicine, Chief, Division of Preventive Medicine and Nutrition, Columbia University College of Physicians & Surgeons, New York, USA, Prof. Bernward A Schoelkens, Head of Strategic Site Projects, Drug Innovation and Approval, Aventis Pharma, Germany, Dr. Patrick Doyle, Switzerland, Prof. Kamal K Midha, Adjunct Professor, College of Pharmacy and Nutrition, University of Saskatchewan, Saskatoon, Canada, Dr. Rashmi H Barbhaiya, President, Research and Development, Ranbaxy Laboratories Limited, India and Dr. Ian Wilding, Executive Chairman, Pharmaceutical Profiles Ltd., UK.

Dr. Reddy’s is the first Indian pharmaceutical company to conduct research and begin a drug discovery programme, in 1993. The company pursues research in the areas of diabetes, cardiovascular, cancer, inflammation and bacterial infection.

The company currently has three molecules in clinical development and five in pre-clinical development. It has filed 74 patent applications with the USPTO (United States Patents & Trademark Office) and 72 with the PCT (Patent Co-operation Treaty). The USPTO has granted 38 patents to the company so far.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

About DRF

Dr. Reddy’s Research Foundation (DRF) was promoted and established by Dr. Reddy’s Laboratories Limited in the year in 1993. Right from its inception DRF has undertaken basic research aimed at the discovery and development of new molecules as novel therapeutic agents. Pharmacophore 2004 is a landmark event in the history of DRF.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media:

R. Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Pratap Antony at pratapa@drreddys.com or on +91-40-55511634.

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Notice To Stock Exchange

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange

Notice To Stock Exchange

January 13, 2004: The Meeting of Board of Directors of the Company is scheduled to be held at Hyderabad on January 30, 2004 to, inter alia, discuss and take on record the un-audited financial results of the Company for the quarter ended December 31, 2003.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.

/s/ V. Viswanath

V. Viswanath
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ V. Viswanath
Name: V. Viswanath Title: Company Secretary
Date: February 5, 2004

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